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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68962

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Dynasty Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 AVENUE OF THE AMERICAS, 32ND FLOOR
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravi Teja Velagaleti **212-373-1045**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Sobel & Co, LLC
(Name - if individual, state last, first, middle name)

293 Eisenhower Parkway - Suite 290	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

cmc 6/4/18

OATH OR AFFIRMATION

I, Jamie Ralliford, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Dynasty Securities, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENEROSE M. FORRESTER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01FO6256812
Qualified in Nassau County
My Commission Expires 03-05-2020

Jamie Ralliford
Signature

Chief Compliance Officer
Title

Generose M. Forrester
Notary Public

2/27/18

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [√] (c) Statement of Income (Loss).
- [√] (d) Statement of Cash Flows
- [√] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [√] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [√] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dynasty Securities, LLC as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedule (collectively, "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Dynasty Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Dynasty Securities, LLC's management. Our responsibility is to express an opinion on Dynasty Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Dynasty Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC
Certified Public Accountants

We have served as Dynasty Securities, LLC's auditor since 2012.

Livingston, New Jersey
February 27, 2018

DYNASTY SECURITIES, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2017

Revenues		
Referral Fees	$	1,217,110
TOTAL REVENUES		1,217,110
Expenses		
Subcontractors		432,675
Employee Compensation and Benefits		81,974
Professional Fees		84,777
Rent		14,613
Travel		12,928
Meals and entertainment		14,421
Depreciation		10,606
Marketing		1,923
Interest		1,539
Other		18,776
TOTAL EXPENSES		674,232
NET INCOME	$	542,878

* The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,2017

Cash flows from operating activities		
Net income	$	542,878
Adjustments to reconcile net income to net cash provided by operating activities		
Changes in assets and liabilities		
Accrued Revenue		(110,472)
Prepaid Expenses		(4,000)
Due to Dynasty Financial Partners, LLC		(474,308)
Accounts payable and accrued expenses		63,723
Net cash provided by operating activities		17,821
Cash flows from financing activities		
Net increase in cash		17,821
Cash, beginning of year		608,799
Cash, end of year	$	626,620

* The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Income Taxes:
The Company is treated as a partnership for federal and state income tax purposes; therefore, the taxable income or loss from the Company's operation is allocated to the Company's member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. At December 31, 2017, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2017 financial statements. No interest or penalties were incurred for the period January 1, 2017 to December 31, 2017.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2017, through February 27, 2018, the date that the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company's net capital is as follows:

Net capital	$ 559,886
Net capital requirement	$ 5,000
Excess Net Capital	$ 554,886
Aggregate indebtedness to net capital	11.92%

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), which was amended by subsequent ASU's. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The ASU is effective for annual reporting periods beginning December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements. The adoption of this ASU is not expected to have a material effect on how the Company recognizes revenue, measures revenue, and presents and disclosure in financial statements.

DYNASTY SECURITIES, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

Computation of net capital		
Total member's equity	$	713,651
Deductions and/or charges		
Aged receivables and other assets	$	(153,765)
Net capital	$	559,886
Computation of aggregate indebtedness		
Accounts payable & Accrued Expenses	$	66,734
Aggregate indebtedness	$	66,734
Computation of basic net capital requirement		
Minimum net capital required (6.67% of aggregate indebtedness)	$	4,449
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	554,886
Ratio: Aggregate indebtedness to net capital		.1192 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
Included import to IIa-form X-17a-5, as of December 31, 2017
Net Capital as reported in company (unaudited)
Focus Report Part IIa: $559,886
Net Audit Adjustments: $0
Net Capital per above: $559,886

Dynasty Securities, LLC
Schedule II Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (Exemption)
For the Year Ended December 31, 2017

"Exempt Under 15c3-3(k)(2)(i)"

Dynasty Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).
To the best of its knowledge and belief Dynasty Securities, LLC states the following:

Dynasty Securities, LLC is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3.

1. Dynasty Securities, LLC has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2017.

2. Dynasty Securities, LLC is in compliance with the claimed exemption and has no exceptions throughout the year ended December 31, 2017.

Dynasty Securities, LLC

I, , affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Dynasty Securities, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Dynasty Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Dynasty Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) ("exemption provisions"), and (2) Dynasty Securities, LLC stated that Dynasty Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Dynasty Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynasty Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel + Co, LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2018